AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 1997

                                                             File No. 333-_____
                                                                    CIK# 910926
===============================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549-1004
                        ----------------------

                        REGISTRATION STATEMENT
                                  ON
                               FORM S-6

                        ----------------------
              FOR REGISTRATION UNDER THE SECURITIES ACT
               OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:
               RANSON UNIT INVESTMENT TRUSTS, SERIES 58

B.  NAME OF DEPOSITOR:
                     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                       RANSON & ASSOCIATES, INC.
                     250 North Rock Road, Suite 150
                     Wichita, Kansas  67206-2241

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                    Copy to:
         ROBIN PINKERTON                         MARK J. KNEEDY
     Ranson & Associates, Inc.                 Chapman and Cutler
  250 North Rock Road, Suite 150             111 West Monroe Street
    Wichita, Kansas  67206-2241             Chicago, Illinois  60603

                    CALCULATION OF REGISTRATION FEE
===============================================================================

TITLE AND AMOUNT
 OF SECURITIES                                                 PROPOSED MAXIMUM             AMOUNT OF
BEING REGISTERED                                           AGGREGATE OFFERING PRICE      REGISTRATION FEE
---------------------------------------------------------------------------------------------------------
  Series 54          An indefinite number of Units of             Indefinite              Not Applicable
                     Beneficial Interest pursuant to
                     Rule 24f-2 under the Investment
                          Company Act of 1940

E. Approximate date of proposed sale to the public:

          As soon as practicable after the Effective Date of the Registration Statement


===============================================================================
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                RANSON UNIT INVESTMENT TRUSTS, SERIES 58
                       ------------------------
                        CROSS-REFERENCE SHEET

             (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                     TO THE PROSPECTUS IN FORM S-6)

                 Form N-8B-2                              Form S-6
                 Item Number                       Heading in Prospectus
                 -----------                       ---------------------

                    I. ORGANIZATION AND GENERAL INFORMATION
  1. (a)Name of trust...................   )  Prospectus front cover
     (b)Title of securities issued......   )  Essential Information
  2. Name and address of each depositor.   )  General Information--Administration of
                                           )  the Trusts
  3. Name and address of trustee........   )       *
  4. Name and address of principal
      underwriters......................   )  General Information-the Sponsor
  5. State of organization of trust.....   )  The Trust Funds
  6. Execution and termination of trust    )  The Trust Funds; General Information--
      agreement.........................   )  Administration of the Trusts
  7. Changes of name....................   )  The Trust Funds
  8. Fiscal year........................   )       *
  9. Litigation.........................   )       *

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST
 10. (a)Registered or bearer securities.   )  General Information--Unitholders
     (b)Cumulative or distributive
      securities........................   )  The Trust Funds
     (c)Redemption......................   )  General Information--Redemption
     (d)Conversion, transfer, etc.......   )  General Information--Unitholders;
                                           )  General Information--Market for Units
     (e)Periodic payment plan...........   )       *
     (f)Voting rights...................   )  General Information--Unitholders
                                           )  General Information--Investment Supervision;

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
     (g)Notice of certificateholders....   )  General Information--
                                           )  Administration of the Trusts; General
                                           )  Information--Unitholders
     (h)Consents required...............   )  General Information--Unitholders;
                                           )  General Information--Administration of
                                           )  the Trusts
     (i)Other provisions................   )  The High Yield Series--Federal Tax
                                           )  Status
 11. Type of securities comprising         )  The Trust Funds; The High Yield Series--
      units.............................   )  Portfolio
 12. Certain information regarding peri-
      odic payment certificates.........   )     *
 13. (a) Load, fees, expenses, etc......   )  General Information--Interest,
                                           )  Estimated Long-Term Return
                                           )  and Estimated Current Return; General
                                           )  Information--Expenses of the Trusts
     (b)Certain information regarding
          periodic payment certifi-
          cates.......................     )     *
     (c)Certain percentages...........     )  Essential Information; Public Offering
                                           )  of Units
     (d)Certain other fees, etc. pay-
          able by holders.............     )  General Information--Unitholders
     (e)Certain profits receivable by
          depositor, principal under-
          writers, trustee or affili-      )  General Information--Expenses of the
          ated persons................     )  Trusts; Public Offering of Units
     (f)Ratio of annual charges to in-
          come........................     )     *
 14. Issuance of trust's securities...     )  The Trust Funds;
                                           )  General Information--Unitholders
 15. Receipt and handling of payments      )     *
      from purchasers.................
 16. Acquisition and disposition of        )  The Trust Funds; The High Yield
      underlying securities...........     )  Series--Portfolio; General
                                           )  Information--Investment Supervision

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
 17. Withdrawal or redemption.........     )  Market for Units;
                                           )  General Information--Redemption;
                                           )  Public Offering of Units
 18. (a)Receipt, custody and disposi-
          tion of income..............     )  General Information--Unitholders
     (b)Reinvestment of distributions.     )  General Information--Distribution
                                           )  Reinvestment
     (c)Reserves or special funds.....     )  General Information--Expenses of the
                                           )  Trusts
     (d)Schedule of distributions.....     )     *
 19. Records, accounts and reports....     )  General Information--Redemption;
                                           )  Administration of the Trusts
 20. Certain miscellaneous provisions
      of trust agreement
     (a)Amendment.....................     )  General Information--Administration of
                                           )  the Trusts
     (b)Termination...................     )     *
     (c)and (d) Trustee, removal and       )  General Information--Administration of
          successor...................     )  the Trusts
     (e)and (f) Depositor, removal and     )  General Information--Administration of
          successor...................     )  the Trusts
 21. Loans to security holders........     )     *
 22. Limitations on liability.........     )  General Information--Administration of
                                           )  the Trusts
 23. Bonding arrangements.............     )     *
 24. Other material provisions of
      trust agreement.................     )     *

                        III. ORGANIZATION, PERSONNEL AND
                        AFFILIATED PERSONS OF DEPOSITOR
 25. Organization of depositor........     )  General Information--Administration of
                                           )  the Trusts
 26. Fees received by depositor.......     )  See Items 13(a) and 13(e)
 27. Business of depositor............     )  General Information--Administration of
                                           )  the Trusts
 28. Certain information as to offi-
      cials and affiliated persons of      )  General Information--Administration of
      depositor.......................     )  the Trusts

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
 29. Voting securities of depos-           )  General Information--Administration of the
      itor......................           )  Trusts
 30. Persons controlling deposi-
      tor.......................           )     *
 31. Payment by depositor for
      certain services rendered
      to trust..................           )     *
 32. Payment by depositor for
      certain other services
      rendered to trust.........           )     *
 33. Remuneration of employees
      of depositor for certain
      services rendered to
      trust.....................           )     *
 34. Remuneration of other per-
      sons for certain services
      rendered to trust.........           )     *

                        IV. DISTRIBUTION AND REDEMPTION
 35. Distribution of trust's se-           )  Public Offering of Units
      curities by states........
 36. Suspension of sales of
      trust's securities........           )     *
 37. Revocation of authority to
      distribute................           )     *

 38. (a)Method of distribution..           )  Public Offering of Units;
     (b)Underwriting agreements.           )  General Information--Market for Units;
     (c)Selling agreements......           )  Public Offering of Units
 39. (a)Organization of princi-            )  General Information--Administration
      pal underwriters..........           )  of the Trusts
     (b)N.A.S.D. membership of
      principal underwriters....           )     *
 40. Certain fees received by
      principal underwriters....           )  See Items 13(a) and 13(e)
 41. (a)Business of principal              )  General Information--Administration
      underwriters..............           )  of the Trusts
     (b)Branch offices of prin-
      cipal underwriters........           )     *
     (c)Salesmen of principal
      underwriters..............           )     *
 42. Ownership of trust's secu-
      rities by certain persons.           )     *
 43. Certain brokerage commis-
      sions received by princi-
      pal underwriters..........           )  Public Offering of Units
 44. (a)Method of valuation.....           )  Public Offering of Units
     (b)Schedule as to offering
      price.....................           )     *
     (c)Variation in offering
      price to certain persons..           )  Public Offering of Units
 45. Suspension of redemption
      rights....................           )  General Information--Redemption

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
 46. (a)Redemption valuation....           )  General Information--Redemption;
                                           )  General Information--Market for Units;
                                           )  Public Offering of Units
     (b)Schedule as to redemp-
      tion price................           )     *
 47. Maintenance of position in            )  General Information--Market for Units;
      underlying securities.....           )  Public Offering of Units;
                                           )  General Information--Redemption

                     V. INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN
 48. Organization and regulation           )  General Information--Administration
      of trustee................           )  of the Trusts
 49. Fees and expenses of trust-           )  General Information--Expenses of the Trusts
      ee........................
 50. Trustee's lien.............           )     *

                    VI. INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES
 51.   Insurance of holders of trust's     )  Cover Page; General Information--
          securities..................     )  Expenses of the Trusts

                           VII. POLICY OF REGISTRANT

 52. (a) Provisions of trust agreement
         with respect to selection or      )  The Trust Funds; The High Yield
         elimination of underlying se-     )  Series--Portfolio; General
         curities.....................     )  Information--Investment Supervision
     (b) Transactions involving elimi-
         nation of underlying securi-
         ties.........................     )     *
     (c) Policy regarding substitution
         or elimination of underlying      )  General Information--Investment
         securities...................     )  Supervision;
     (d) Fundamental policy not other-
         wise covered.................     )     *

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
 53. Tax status of Trust..............     )  Essential Information; The High
                                           )  Yield Series--Portfolio; The
                                           )  High Yield Series--Federal Tax Status

                  VIII. FINANCIAL AND STATISTICAL INFORMATION

     Trust's securities during last
 54. ten years........................     )     *
 55.                                       )     *
 56. Certain information regarding pe-
      riodic payment certificates.....     )     *
 57.                                       )     *
 58.                                       )     *
 59. Financial statements (Instruction
      1(c) to Form S-6)...............     )     *






- --------
* Inapplicable, omitted, answer negative or not required.

                Preliminary Prospectus Dated May 9, 1997

                Ranson Unit Investment Trusts, Series 58


                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

[Incorporated herein by reference is the final prospectus from Ranson Unit Investment Trusts, Series 54 (Registration No. 333-20717) as filed on February 4, 1997, which shall be used as a preliminary prospectus for the current Series of the Fund.]

                   CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

   The facing sheet
   The Cross-Reference sheets
   The Prospectus
   The signatures
   The following exhibits.

   1.1 Trust Agreement (to be supplied by amendment).

   1.1.1 Standard Terms and Conditions of Trust (to be filed by amendment).

   2.1 Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1) (to be filed by amendment).

   3.1 Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be filed by amendment).

   3.2 Opinion of counsel to the Sponsor as to the tax status of the securities being registered (to be filed by amendment).

   4.1 Consent of Independent Evaluators (to be filed by amendment).

   4.2 Consent of Independent Certified Public Accountants (to be filed by amendment).

                              SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 58 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wichita and State of Kansas on the 9th day of May, 1997.

                                 RANSON UNIT INVESTMENT TRUSTS, SERIES 58
                                              (Registrant)

                                 By: RANSON & ASSOCIATES, INC.
                                           (Depositor)

                                 By:           /s/ Alex R. Meitzner
                                         ----------------------------------
                                                 Alex R. Meitzner

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on May 9, 1997.


     SIGNATURE                   TITLE
---------------------       --------------------
DOUGLAS K. ROGERS           Executive Vice           )
---------------------       President and Director   )
Douglas K. Rogers

ALEX R. MEITZNER            Chairman of the Board    )
---------------------       of Directors             )
Alex R. Meitzner

ROBIN K. PINKERTON          President, Secretary,    )
---------------------       Treasurer and Director   )     ALEX R. MEITZNER
Robin K. Pinkerton                                     -----------------------
                                                           Alex R. Meitzner

------------------------------------------------------------------------------
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51
(File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                S-2